# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: iSHARES TRUST, CIK 0001100663
CUSIP: C000069477
Title of class of securities: iShares International Treasury Bond ETF
Address of issuer's principal executive offices: 400 HOWARD STREET, 400 HOWARD STREET, SAN FRANCISCO, California (CA), 94105
Date of event which requires filing of this statement: 10/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001541597-26-000003
Filed by CIK 0001541597

## Reporting persons
- Itau USA Asset Management Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 27,286; shared voting power 0; sole dispositive power 27,286; shared dispositive power 0; aggregate amount beneficially owned 27,286 (0.1% of the class)

## Item 1. Issuer
Name of issuer: iSHARES TRUST
Address of issuer's principal executive offices: 400 HOWARD STREET, 400 HOWARD STREET, SAN FRANCISCO, CALIFORNIA, 94105.

## Item 2. Person Filing
Name of person filing: Itau USA Asset Management, Inc.
Address of principal business office or, if none, residence: 599 LEXINGTON AVENUE, 34TH FLOOR, NY, NY 10022
Citizenship: DELAWARE, UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
ESP_SMASOL60 16,084
ESP_SMASOL53 6,697
ESP_SMASOL78 2,637
ESP_SMASOL31 936
ESP_SMASOL32 932

Aggregate 27,286 shares
Percent of class: 0.107%
Sole power to vote or to direct the vote:
ESP_SMASOL60 16,084
ESP_SMASOL53 6,697
ESP_SMASOL78 2,637
ESP_SMASOL31 936
ESP_SMASOL32 932

Aggregate 27,286 shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
ESP_SMASOL60 16,084
ESP_SMASOL53 6,697
ESP_SMASOL78 2,637
ESP_SMASOL31 936
ESP_SMASOL32 932

Aggregate 27,286 shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Itau USA Asset Management Inc.: Ken Goodall, Chief Compliance Officer (11/04/2026)